EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

The following table sets forth the ratio of earnings to fixed charges for the periods indicated:

	Years Ended December 31,
September 30, 2003	2002	2001	2000	1999	5 Months Ended December 31, 1998	Year Ended July 31, 1998
2.2	1.1	1.7	1.8	2.3	2.4	2.5

Calculation of Combined Ratio of Earnings to Fixed Charges

(dollar amounts in thousands)

		Years Ended December 31,
	September 30, 2003	2002	2001	2000	1999	5 Months Ended December 31, 1998	Year Ended July 31, 1998
Earnings:

Pretax income from continuing operations before adjustment for minority interests in income of consolidated partnership or equity in income of unconsolidated ventures	$96,721	$12,763	$65,985	$78,805	$106,227	$39,098	$54,972
Interest expense (including amortization of debt discount and issuing costs	76,794	93,002	83,678	92,915	81,412	27,168	36,815
Distributions from equity investee	715	3,761	325	—	—	—	—
Interest component of rental expense	319	428	426	330	341	145	348
Total	$174,549	$109,954	$150,414	$172,050	$187,980	$66,411	$92,135

Fixed Charges:

Interest expense (including amortization of debt discount and issuing costs	$76,794	$93,002	$83,678	$92,915	$81,412	$27,168	$36,815
Capitalized interest	3,084	3,733	2,635	436	126	5	12
Interest component of rental expense	319	428	426	330	341	145	348
Total	$80,197	$97,163	$86,739	$93,681	$81,879	$27,318	$37,175

Ratio of Earnings to Fixed Charges	2.2	1.1	1.7	1.8	2.3	2.4	2.5

2/4/2004